SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 20, 2020

Commission File Number 001-35893

QIWI plc

Kennedy 12,

Kennedy Business Centre, 2nd Floor,

P.C. 1087, Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-235239) AND THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-190918; FILE NO. 333-212441) OF QIWI PLC AND IN THE OUTSTANDING PROSPECTUS CONTAINED IN SUCH REGISTRATION STATEMENTS.

EXPLANATORY NOTE

The purpose of this Report on Form 6-K is (1) to republish QIWI’s unaudited interim consolidated financial statements for the first quarter ended March 31, 2020, which were furnished to the SEC on a Report on Form 6-K dated May 20, 2020, and adding there to the notes to the unaudited interim condensed financial statements and the related eXtensible Business Reporting Language and (2) to publish an operating and financial review and prospects with respect to the first quarter ended March 31, 2020.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FOR THE FIRST QUARTER ENDED MARCH 31, 2020

Results of Operations

Revenue

Revenue for the three months ended March 31, 2020 was RUB 10,610 million, an increase of 19%, or RUB 1,672 million, compared to the same period in 2019. This increase was primarily driven by an increase in payment processing fees of RUB 988 million, resulting predominantly from volume growth in Money Remittance, E-commerce, and Telecom market verticals, partially offset by a slight decline in the Payment Average Adjusted Net Revenue Yield.

The number of active Qiwi Wallet consumers increased to 21.8 million as of March 31, 2020 from 21.5 million as of March 31, 2019. The increase resulted mainly from the development of consumer and merchant use cases in the core market verticals, network effects as well as increasing convenience and usability of our services. The number of our kiosks and terminals decreased, with 127,643 active kiosks and terminals as of March 31, 2020 compared to 141,721 as of March 31, 2019, primarily as a result of secular market trends towards higher share of digital payments.

Interest revenue calculated using the effective interest rate for the three months ended March 31, 2020 was RUB 1,060 million, an increase of 33%, or RUB 264 million, compared to the same period in 2019. The growth was primarily related to Factoring Plus revenue growth, which was driven by the scaling of the factoring project, including an expansion of the factoring loan portfolio and an increasing number of factoring transactions.

Fees for inactive accounts and unclaimed payments for the three months ended March 31, 2020 was RUB 490 million, an increase of 10%, or RUB 45 million, compared to the same period in 2019. The increase was driven primarily by the introduction of new types of penalties in the beginning of 2020.

Other revenue for the three months ended March 31, 2020 was RUB 1,125 million, an increase of 50%, or RUB 375 million, compared to the same period of 2019. This increase was due to: (i) an RUB 260 million increase in SOVEST installment card related fees, which was driven by higher turnovers as well as an increase in commission charged to consumers for value added options; and (ii) the increase of Factoring Plus revenue, which was driven by the scaling of the project, including expansion of digital guaranties portfolio. This increase was partially offset by a decrease of cash and settlement service fees of RUB 163 million, primarily resulting from the transfer of Tochka project to JSC Tochka on February 1, 2019, and its consequent recognition as an associate.

Operating expenses

Cost of revenue

Cost of revenue for the three months ended March 31, 2020 was RUB 4,350 million, an increase of 22%, or RUB 779 million, compared to the same period in 2019. Transaction costs for the three months ended March 31, 2020 were RUB 3,340 million, an increase of 20%, or RUB 567 million, compared to the same period in 2019. The increase is largely in line with the payment processing fees growth.

Ancillary expenses for the three months ended March 31, 2020 was RUB 1,010 million, an increase of 27%, or RUB 212 million, compared to the same period in 2019. The increase in ancillary expenses was mainly due to (i) increase in expenses related to Factoring Plus bank guarantee line of business resulting from its scaling; (ii) Deposit Insurance Agency contributions; and (iii) increase in other costs by RUB 85 million primarily due to the Flocktory consolidation in December 2019.

Segment Net Revenue

Segment net revenue attributable to the Payment Services segment for the three months ended March 31, 2020 was RUB 5,321 million, an increase of 10%, or RUB 485 million, compared to the same period in 2019. The growth in Payment Services segment net revenue was mainly due to an increase in payment processing fees and interest revenue calculated using the effective interest rate partially offset by a decrease in other revenue and an increase in transaction costs. Payment processing fees increased by 14%, or by RUB 988 million, compared to the same period in 2019 in line with volume growth. The growth of payment processing fees was driven primarily by growth in E-commerce, Money Remittances and Financial Services market verticals and was partially offset by the slight decline of the Payment Average Adjusted Net Revenue Yield. Transaction costs increased by 20% or by RUB 567 million, largely in line with the increase in payment processing fees. Interest revenue increased by 14% or by RUB 59 million compared to the three months ended March 31, 2019. The increase in interest revenue resulted primarily from larger amounts of deposits that QIWI Bank placed within CBR and other banks during the three months ended March 31, 2020. Fees from inactive accounts and unclaimed payments increased by 10%, or RUB 45 million, in the three months ended March 31, 2020. Other revenue increased by 92%, or RUB 34 million, compared to the same period in 2019. Payment Services segment net revenue accounted for 85% of total net revenue in the three months ended March 31, 2020.

Segment net revenue attributable to the Consumer Financial Services segment for the three months ended March 31, 2020 was RUB 566 million, an increase of 160%, or RUB 348 million, compared to the same period in 2019. The increase in Consumer Financial Services segment net revenue was driven predominantly by the increase of revenue from merchants resulting from the scaling of the SOVEST project and its volume growth. Consumer Financial Services segment net revenue accounted for approximately 9% of total net revenue in the three months ended March 31, 2020.

Segment net revenue attributable to the Rocketbank segment for the three months ended March 31, 2020 was RUB 23 million, compared to negative net revenue contribution of RUB 186 million in the same period in 2019. This improvement resulted primarily from the growth of revenue from settlement services driven by improved monetization and volume growth. The Rocketbank segment net revenues accounted for approximately 0.4% of total net revenue in the three months ended March 31, 2020.

Net revenues attributable to the Corporate and Other segment for the three months ended March 31, 2020 was RUB 350 million, a decrease of 26%, or RUB 126 million, compared to the same period in 2019. This decrease was primarily due to the decrease in Tochka revenues resulting from the transfer of Tochka’s operations to JSC Tochka, an associate starting in February 2019. Corporate and Other category net revenue accounted for approximately 5.6% of total net revenue in the three months ended March 31, 2020.

Selling, general and administrative expenses

Selling, general and administrative expenses for the three months ended March 31, 2020 were RUB 1,228 million, an increase of 4%, or RUB 49 million, compared to the same period in 2019. The increase in expenses was driven primarily by: (i) an increase in expenses related to the Tochka platform of 171%, or RUB 70 million, from RUB 41 million in the three months ended March 30, 2019 to RUB 111 million for the three months ended March 31, 2020; (ii) advisory and audit services, which increased by 25%, or RUB 39 million, from RUB 156 million in the three months ended March 31, 2019 to RUB 195 million in the three months ended March 31, 2020, mostly related to the operation of Rocketbank; (iii) the growth in IT related services expenses, which increased by 22%, or RUB 20 million, mostly due to the development of the Rocketbank and Sovest projects. The increase was further offset by: (i) advertising, client acquisition and related expenses, which decreased by 7%, or RUB 30 million, from RUB 417 million in the three months ended March 31, 2019 to RUB 387 million in the three months ended March 31, 2020, mostly due to the reduction of expenses related to the Rocketbank and SOVEST projects as well as cancellation of participation in certain exhibitions and forums; (ii) the decrease in rent and related utility expenses by 38% or by RUB 35 million from RUB 92 million in the three months ended March 31, 2019 to RUB 57 million in the three months ended March 31, 2020, mainly driven by the termination of recognition of certain lease expenses in connection with the partial transfer of Tochka’s operations to an associate starting in February 2019; and (iii) no recognition of loss from initial recognition for the three months ended March 31, 2020 as compared to same period in the previous year following the change of the estimate in relation to the market rate used in measurement of fair value of its installment card loans.

Personnel expenses

Personnel expenses for the three months ended March 31, 2020 were RUB 2,283 million, an increase of 25%, or RUB 462 million, compared to the same period in 2019. This increase was driven primarily by: (i) an increase in

Rocketbank segment payroll expenses, including a RUB 142 million severance payment provisions related to the wind-down process, which began at the end of the first quarter; (ii) RUB 98 million accrued remuneration on the new long-term incentive program in the three months ended March 31, 2020 as compared to nil for the same period in the prior year; and (iii) RUB 83 million Flocktory payroll expenses resulting from the consolidation of Flocktory business starting in December 2019. This increase was partially offset by the RUB 173 million decrease in Tochka payroll, which was driven by the transfer of personnel from Tochka Bank to Tochka JSC in February 2019.

Depreciation and amortization

Depreciation and amortization for the three months ended March 31, 2020 was RUB 319 million, a decrease of 8%, or RUB 27 million, compared to the same period in 2019.

Credit loss expense

Credit loss expense for the three months ended March 31, 2020 was RUB 520 million, an increase of 300%, or RUB 390 million, compared to the same period in 2019. The increase was mostly related to the growth of the SOVEST loans portfolio and adjustments made to our provisioning models in light of the expected operating environment and credit quality deterioration resulting from the global distress caused by COVID-19, declining oil prices and ruble devaluation.

Impairment of non-current assets

Impairment of non-current assets for the three months ended March 31, 2020 was RUB 20 million, compared to nil in the same period in 2019. The impairment related to the Rocketbank wind-down, which began at the end of the first quarter.

Other non-operating gains and losses

Share of gain/(loss) of an associate and joint ventures

Share of gain/(loss) of an associate and joint ventures for the three months ended March 31, 2020 was RUB 132 million gain, compared to RUB 79 million loss for the same period in 2019. The increase was mainly driven by the increase in profit recognized by Tochka JSC primarily due to the growth and development of the Tochka business.

Other income and expenses, net

Other expenses, net for the three months ended March 31, 2020 was RUB 16 million, compared to RUB 49 million in income in the same period in 2019. This change was mainly driven by the decrease in income from compensation from Tochka JSC.

Foreign exchange gain

Foreign exchange gain for the three months ended March 31, 2020 was RUB 1,434 million, an increase of 651%, or RUB 1,243 million, compared to RUB 191 million for the same period in 2019. The increase of foreign exchange gain primarily resulted from revaluation of assets denominated primarily in USD and ruble devaluation during the three months ended March 31, 2020.

Foreign exchange loss

Foreign exchange loss for the three months ended March 31, 2020 was RUB 1,397 million, an increase of 300%, or RUB 1,048 million, compared to the same period in 2019. The increase of foreign exchange loss primarily resulted from revaluation of liabilities denominated primarily in USD and ruble devaluation during the three months ended March 31, 2020.

Interest income and expenses, net

Interest expenses for the three months ended March 31, 2020 was RUB 32 million, an increase of 113%, or RUB 17 million, compared to the same period in 2019. The increase was mainly driven by an increase of interest expenses resulting from new lease contracts.

Income tax

Income tax for the three months ended March 31, 2020 was RUB 412 million, an increase of 14%, or RUB 51 million, compared to the same period in 2019, driven primarily by the increase in profit before tax. Our effective tax rate for the three months ended March 31, 2020 was 20.5%, a decrease of 92 bps compared to the same period in 2019, as a result of a slightly lower level of non-deductible expenses.

Segment Net Profit

For the quarter ended March 31, 2020, Payment Services Segment net profit was RUB 3,051 million, an increase of 2%, compared with RUB 2,988 million in the same period in 2019, driven predominantly by Payment Services Segment net revenue growth offset by an increase in payroll and related taxes (excluding effect of share-based payments) and Payment Services Segment foreign exchange loss.

The Consumer Financial Services Segment net loss for the quarter ended March 31, 2020 was RUB 522 million, compared to a net loss of RUB 532 million for the same period in 2019, resulting primarily from segment net revenue growth offset by an increase in credit loss expenses including a RUB 186 million increase in expected credit loss allowance due to the adjustments made to our provisioning models in light of the expected operating environment and credit quality deterioration resulting from the global distress caused by COVID-19, declining oil prices and ruble devaluation.

Rocketbank Segment net loss was RUB 660 million, an increase of 35%, compared with net loss of RUB 490 million in the prior year resulting primarily from the increase in payroll and including RUB 142 million severance payment provisions related to the wind-down process, which began at the end of the first quarter.

Corporate and Other Category net loss for the first quarter 2020 was RUB 115 million compared to a net loss of RUB 313 million for the same period of the previous year. This decrease was driven primarily by the following factors: (i) Tochka net profit for the quarter ended March 31, 2020 was RUB 143 million compared with a net loss RUB 5 million in the same period in 2019. The net profit increase resulted from the equity pick-up primarily driven by the growth and development of the Tochka business; and (ii) Corporate net loss for the first quarter of the 2020 was RUB 239 million, compared to RUB 312 million for the same period of the previous year.

Liquidity and capital resources

Our principal sources of liquidity are cash and cash equivalents (including deposits and current accounts of our customers (including Tochka customers) as well as Qiwi Wallet balances), cash receivable from agents, deposits issued to merchants and revenues generated from our operations.

Our balance of cash and cash equivalents as of March 31, 2020 was RUB 32,240 million compared to RUB 42,101 million as of December 31, 2019. Cash and cash equivalents are comprised predominantly of cash at banks and short-term deposits with an original maturity of three months or less. The decrease in cash and cash equivalents was caused by seasonality resulting from larger advances received from agents before New Year holidays as well as by the outflow of Rocketbank customer account balances related to the wind-down of the project that began in the end of the first quarter of 2020.

In 2017 the Company received a guarantee and secured it by a cash deposit of USD 2.5 million until July 31, 2021.

As of March 31, 2020, customer accounts and amounts due to banks, payables to merchants, money remittances and e-wallets accounts payable, and deposits received from agents, were RUB 35,286 million, compared to RUB 46,840 million as of December 31, 2019. The decrease in deposits received from agents was caused predominantly by the seasonal factors as we accumulated larger advances received from agents before New Year holidays in line with our usual practice. The significant decrease in customer accounts and amounts due to banks was driven primarily by the outflow of Rocketbank’s client funds as a result of the wind-down process started at the end of the first quarter.

As of March 31, 2020, cash receivable from agents and deposits issued to merchants were RUB 3,789 million, compared to RUB 5,426 million as of December 31, 2019. The decrease primarily due to the decrease in deposits issued to merchants and was caused by the same seasonal factor when larger deposits are accumulated at the year-end to ensure payment continuity throughout the New Year holidays.

Our principal needs for liquidity have been, and will likely continue to be, customer accounts and amounts due to banks, payables to merchants, money remittances and e-wallets accounts payable, deposits received from agents and other working capital items, capital expenditures and acquisitions. We believe that our liquidity is sufficient to meet our current obligation as well as for financing our short- and midterm needs. Such needs may include, but are not limited to funding the expansion of our Factoring Plus project and corresponding factoring portfolio as well as other pilot projects for new products. We expect to fund the outstanding factoring portfolio primarily by our accumulated cash, through credit lines that we get from other banks and potentially by raising debt. Shall our view in respect of our sources of liquidity change or shall our ability to attract customers’ or agents’ funds deteriorate we may seek to raise additional liquidity (through the capital or debt markets or through bank financing) in order to fund the abovementioned projects as well as fund or finance other potential projects that we may seek to develop in the future.

Capital Expenditures

Our capital expenditures primarily relate to the acquisition of IT equipment for our processing systems and the acquisition of the software that we use in operations. Capital expenditures for the three months ended March 31, 2020 were RUB 128 million and included: (i) RUB 27 million related to the acquisition of the hardware for processing and data centers; (ii) RUB 55 million related to the acquisition of computer software; (iii) RUB 39 million related to additions of workplace and other office equipment.

As of March 31, 2020 we had no material capital expenditure commitments.

Cash Flow

Cash flows from operating activities

Net cash flow used in operating activities for the three months ended March 31, 2020 was RUB 9,776 million, compared to RUB 1,852 million for the same period in 2019. This increase in net cash flow used in operating activities was driven predominantly by the changes in working capital, primarily resulting from a RUB 8,897 million decrease in customer accounts and amounts due to banks as compared to a decrease of RUB 805 million in the same period in 2019. The decrease in change in customer accounts and amounts due to banks was related predominantly to the Rocketbank wind-down process launched in the end of the first quarter and corresponding outflow of the client account balances in the amount of RUB 5,184 million.

Cash flows from investing activities

Net cash flow used in investing activities for the three months ended March 31, 2020 was RUB 1,388 million, compared to RUB 2,253 million for the same period in 2019. The reduction in net cash outflow was primarily driven by lower purchase and higher redemption of debt securities that amounted to RUB 1,293 million net in the first quarter of 2020 compared to RUB 1,700 million net in the first quarter of 2019 resulting from the winding-down of Rocketbank and subsequent decrease in available cash. At the same time the decrease in net cash flow used in investing activities was related to certain loans issued that amounted to RUB 342 million in 2019.

Cash flows used in financing activities

Net cash flows from financing activities for the three months ended March 31, 2020 was RUB 238 million, compared to net cash used in financing activities of RUB 69 million for the same period in 2019. This change was mostly due to additional borrowings taken in the amount RUB 305 million related to Factoring Plus projects expansion.

Borrowings

During the three months ended March 31, 2020 the Group had available RUB denominated credit facilities with an overall credit limit of RUB 3,460 million (RUB 2,000 million of which is secured), with maturity up to December 2021, and with interest rates of up to 30% per annum. The balance payable under these credit lines as of March 31, 2020 was RUB 1,863 million and matures in 2021. Some of these agreements stipulated the right of a lender to increase the interest rate in case the covenants are violated.

Off-balance sheet arrangements

Guarantees issued

As part of our operations we issue financial guaranties to non-related parties for a term of up to six years at market rate. The amount of guaranties issued as of March 31, 2020 was RUB 8,659 million, up from RUB 8,545 million as of December 31, 2019. The growth of the amount of bank guarantees outstanding resulted from the development of our project focused on providing bank guarantees to different legal entities primarily small and medium enterprises.

EXHIBITS

99.1	Unaudited interim consolidated financial statements for the first quarter ended March 31, 2020

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIWI Plc

Date: July 20, 2020	By:	/s/ Varvara Kiseleva
	Name:	Varvara Kiseleva
	Title:	Interim Chief Financial Officer